

Department of Finance and Treasury Board

Fiscal and Economic Update
May 2020

Fiscal and Economic Update
May 2020

Published by:
Department of Finance and Treasury Board
Government of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

May 2020

Translation:
Translation Bureau, Service New Brunswick

ISBN 978-1-4605-2459-6

 Think Recycling!

Minister's Message



With the outbreak of the COVID-19 pandemic, we have seen significant and rapid changes in the fiscal and economic outlook around the world. Economies have been shut down, and governments have taken extraordinary steps to support citizens and businesses throughout this public health crisis and New Brunswick is no different.

We have seen these developments quickly change the economic and fiscal path we were on when I tabled our 2020–2021 budget. As the crisis unfolded, we faced it head on and provided timely support to New Brunswickers. I want to assure New Brunswickers that their government will continue to be there for them.

We recognize that events continue to unfold and they may influence our direction further. The impacts of the pandemic are only beginning to be understood, and it will take more time to fully understand the effects COVID-19 has had on our economy and our finances. However, we are now in the early stages of recovery and we have already taken steps to open our economy in a safe and sustainable manner.

Now is the time to take stock and assess the challenges that lie ahead.

This report provides an important update to New Brunswickers on the state of our economy and our finances. We are now less than two months into the 2020–2021 fiscal year and there is a high degree of uncertainty around this outlook. Nonetheless, this update provides a starting point in the conversation on the path forward.

New Brunswickers have rallied together to face the challenge of our generation, and never have I been prouder to call myself a New Brunswicker.

Hon. Ernie L. Steeves
Minister of Finance and Treasury Board

Fiscal Update

Projections for the 2020–2021 fiscal year show a deficit of $299.2 million compared to the budgeted surplus of $92.4 million.

Revenue is projected to be $291.4 million lower than budget as a result of anticipated impacts related to COVID-19. This is largely attributable to decreased projections for provincial taxes, agency revenues, licences and permits, and interest revenue.

Expenses are projected to be over budget by $100.2 million, of which $39.5 million is offset by federal revenue. This is largely attributable to increased expenditures in response to the COVID-19 pandemic.

The net debt is projected to reach $14.1 billion, an increase of $266.7 million over the 2019–2020 level.

TABLE 1
FISCAL SUMMARY
($ Millions)

	2020–2021 Full Year to March 31, 2021		
	Budget	**May Projection**	**Variance**
Revenue...	10,278.1	9,986.7	(291.4)
Expense...	10,185.7	10,285.9	100.2
Surplus (Deficit)..	**92.4**	**(299.2)**	**(391.6)**
Net Debt - End of Year...............................	**(13,681.2)**	**(14,077.2)**	**(396.0)**

Revenue Outlook

Revenue is projected to be $291.4 million lower than budget largely due to anticipated impacts resulting from the COVID-19 pandemic. The major variances include:

- Agency Revenues are down $89.9 million as a result of the temporary and anticipated impacts of suspending video lottery terminal and casino operations.

- Harmonized Sales Tax revenue is down $70.0 million, reflecting an anticipated lowering of the national revenue pool by the federal government.

- Corporate Income Tax revenue is down $60.0 million, reflecting expectations of a weakened projection of national corporate taxable income on which payments are based.

- Personal Income Tax revenue is down $25.0 million as a result of lower projected income growth for 2020, with losses in employment income partly offset by government transfers.

- Gasoline and Motive Fuels Tax revenue is down $24.0 million due to anticipated volume reductions.

- Licences and Permits are down $18.6 million mainly due to the deferral of drivers' licences, motor vehicle inspections and vehicle registrations to June 30, 2020.

- Carbon Emitting Products Tax revenue is down $17.0 million due to anticipated volume reductions.

- Return on Investment is down $11.1 million mainly due to decreased revenue from student loan interest resulting from a six-month moratorium on student loan payments and a decrease in the interest rate.

- Sale of Goods and Services is down $8.3 million due to various adjustments across departments and agencies, including anticipated reductions in public housing and residential rents as well as decreased registries volumes at Service New Brunswick.

- Tobacco Tax revenue is down $8.0 million due to continued decline in volumes.

- Conditional Grants are up $39.5 million mainly due to additional federal funding in support of essential workers.

Expense Outlook

Total expenses are projected to be over budget by $100.2 million, of which $39.5 million is offset by additional federal revenue. The major variances include the following:

- Post-Secondary Education, Training and Labour is projected to be $34.8 million over budget mainly due to a federal transfer to New Brunswick to support essential workers.

- Health is projected to be $30.9 million over budget mainly due to incremental expenditures related to COVID-19, partially offset by program rollout delays.

- The Service of the Public Debt is projected to be $19.0 million higher than budget due to lower short-term earnings on investments than anticipated at the time of the 2020–2021 Budget.

- Opportunities New Brunswick is projected to be $18.5 million higher than budget due to anticipated provision expenses related to the COVID-19 loan program supporting New Brunswick businesses. The projection is based on the entire program funding being advanced.

- Public Safety is projected to be $14.7 million higher than budget mainly due to increased expenditures under the Emergency Measures Organization related to personal protective equipment and sanitary equipment for all frontline staff.

- The Regional Development Corporation is projected to be $8.0 million over budget mainly due to projects not proceeding as anticipated in the prior year, as well as providing funding related to COVID-19.

- The Legislative Assembly is projected to be $3.1 million under budget in Elections New Brunswick due to the postponement of municipal elections.

- General Government is projected to be under budget by $25.2 million mainly due to lower expenses associated with Gaming Revenue Sharing Agreements and funding held centrally in Supplementary Funding Provision for unanticipated events.

TABLE 2
PROVINCE OF NEW BRUNSWICK FISCAL UPDATE
($ Millions)

| | 2020–2021 Full Year to March 31, 2021 | | |
	Budget	May Projection	Variance
Revenue			
Ordinary Account..	9,839.4	9,544.5	(294.9)
Capital Account..	38.9	42.4	3.5
Special Purpose Account............................	91.6	91.6	0.0
Special Operating Agencies........................	97.1	97.1	0.0
Sinking Fund Earnings................................	211.2	211.2	0.0
Total Revenue..	**10,278.1**	**9,986.7**	**(291.4)**
Expense			
Ordinary Account..	9,342.2	9,442.4	100.2
Capital Account..	124.1	124.1	0.0
Special Purpose Account............................	97.7	97.7	0.0
Special Operating Agencies........................	102.4	102.4	0.0
Amortization of Tangible Capital Assets.........	519.3	519.3	0.0
Total Expense..	**10,185.7**	**10,285.9**	**100.2**
Surplus (Deficit)..	**92.4**	**(299.2)**	**(391.6)**

TABLE 3
CHANGE IN NET DEBT
($ Millions)

| | 2020–2021 Full Year to March 31, 2021 | | |
	Budget	May Projection	Variance
Net Debt - Beginning of Year.....................	**(13,810.5)**	**(13,810.5)**	**-**
Changes in Year			
Surplus (Deficit)..	92.4	(299.2)	(391.6)
Investments in Tangible Capital Assets..........	(482.4)	(486.8)	(4.4)
Amortization of Tangible Capital Assets.........	519.3	519.3	-
(Increase) Decrease in Net Debt................	**129.3**	**(266.7)**	**(396.0)**
Net Debt - End of Year................................	**(13,681.2)**	**(14,077.2)**	**(396.0)**

TABLE 4
ORDINARY ACCOUNT REVENUE BY SOURCE
($ Millions)

| | 2020–2021 Full Year to March 31, 2021 | | |
	Budget	May Projection	Variance
Taxes			
Personal Income Tax	1,902.0	1,877.0	(25.0)
Corporate Income Tax	367.9	307.9	(60.0)
Metallic Minerals Tax	1.9	1.9	0.0
Provincial Real Property Tax	538.0	538.0	0.0
Harmonized Sales Tax: net of credit	1,538.3	1,468.3	(70.0)
Gasoline and Motive Fuels Tax	206.0	182.0	(24.0)
Carbon Emitting Products Tax	129.0	112.0	(17.0)
Tobacco Tax	124.0	116.0	(8.0)
Pari-Mutuel Tax	0.5	0.5	0.0
Insurance Premium Tax	61.4	61.4	0.0
Real Property Transfer Tax	28.0	28.0	0.0
Financial Corporation Capital Tax	25.0	25.0	0.0
Cannabis Duty	7.0	7.0	0.0
Penalties and Interest	14.5	14.5	0.0
	4,943.5	4,739.5	(204.0)
Return on Investment	245.9	234.8	(11.1)
Licences and Permits	163.0	144.4	(18.6)
Sale of Goods and Services	475.3	467.0	(8.3)
Royalties	70.1	70.1	0.0
Agency Revenues	169.2	79.3	(89.9)
Fines and Penalties	6.6	6.6	0.0
Miscellaneous	75.5	73.0	(2.5)
Total - Own Source Revenue	**6,149.1**	**5,814.7**	**(334.4)**
Unconditional Grants – Canada			
Fiscal Equalization Payments	2,210.3	2,210.3	0.0
Canada Health Transfer	860.2	860.2	0.0
Canada Social Transfer	308.6	308.6	0.0
Other	1.9	1.9	0.0
	3,380.9	3,380.9	0.0
Conditional Grants – Canada	324.5	364.0	39.5
Total - Grants from Canada	**3,705.4**	**3,744.9**	**39.5**
Subtotal	**9,854.6**	**9,559.7**	**(294.9)**
Inter-account Transactions	(15.2)	(15.2)	0.0
Ordinary Account Revenue	**9,839.4**	**9,544.5**	**(294.9)**

TABLE 5
ORDINARY ACCOUNT EXPENSE
($ Millions)

	Budget	2020–2021 Full Year to March 31, 2021 May Projection	Variance	%
Department				
Agriculture, Aquaculture and Fisheries..................	40.2	40.2	0.0	0.0%
Education and Early Childhood Development.........	1,351.3	1,351.3	0.0	0.0%
Environment and Local Government......................	160.8	160.8	0.0	0.0%
Executive Council Office......................................	14.1	14.1	0.0	0.0%
Finance and Treasury Board...............................	27.6	27.6	0.0	0.0%
General Government...	980.7	955.4	(25.2)	-2.6%
Health...	2,915.0	2,945.9	30.9	1.1%
Justice and Office of the Attorney General.............	57.7	57.7	0.0	0.0%
Legislative Assembly...	31.8	28.7	(3.1)	-9.7%
Natural Resources and Energy Development.........	97.1	96.8	(0.3)	-0.3%
Office of the Premier...	1.5	1.5	0.0	0.0%
Opportunities New Brunswick..............................	38.6	57.1	18.5	47.8%
Other Agencies..	417.3	420.2	2.9	0.7%
Post-Secondary Education, Training and Labour....	642.0	676.8	34.8	5.4%
Public Safety..	229.2	244.0	14.7	6.4%
Regional Development Corporation.......................	65.5	73.5	8.0	12.2%
Service of the Public Debt...................................	631.0	650.0	19.0	3.0%
Social Development..	1,289.1	1,289.1	0.0	0.0%
Tourism, Heritage and Culture.............................	54.4	54.4	0.0	0.0%
Transportation and Infrastructure.........................	321.3	321.3	0.0	0.0%
Subtotal...	**9,366.1**	**9,466.3**	**100.2**	**1.1%**
Investment in Tangible Capital Assets...................	(7.3)	(7.3)	0.0	0.0%
Inter-account Transactions..................................	(16.6)	(16.6)	0.0	0.0%
Ordinary Account Expense.............................	**9,342.2**	**9,442.4**	**100.2**	**1.1%**

TABLE 6
CAPITAL EXPENDITURES
($ Millions)

	2020–2021 Full year to March 31, 2021		
	Budget	May Projection	Variance
Department			
Agriculture, Aquaculture and Fisheries...................	0.3	0.3	0.0
Education and Early Childhood Development...........	0.4	0.4	0.0
Environment and Local Government........................	1.0	1.0	0.0
Health...	24.0	28.4	4.4
Natural Resources and Energy Development...........	5.5	5.5	0.0
Post-Secondary Education, Training and Labour......	2.0	2.0	0.0
Regional Development Corporation........................	40.0	40.0	0.0
Social Development..	12.0	12.0	0.0
Tourism, Heritage and Culture...............................	10.1	10.1	0.0
Transportation and Infrastructure...........................	503.8	503.8	0.0
Subtotal..	**599.2**	**603.6**	**4.4**
Investments in Tangible Capital Assets..................	(475.1)	(479.5)	(4.4)
Capital Account Expense...................................	**124.1**	**124.1**	**0.0**



Real GDP - International, 2020 (%)

□ April ◆ January

	World	Advanced mkts	U.S.	Canada	Euro Area	Emerging mkts	China	India
April	-3.0	-6.1	-5.9	-6.2	-7.5	-1.0	1.2	1.9

Source: International Monetary Fund



Real GDP - Provinces, 2020 (%)

□ May Update

PE	NB	BC	MB	NS	ON	QC	SK	NL	AB
-5.2	-5.5	-5.6	-5.8	-5.9	-6.6	-6.9	-7.2	-7.9	-8.6

Source: Average of private sector forecasters



Real GDP - NB, 2020 (%)

□ May Update ◆ Budget 2020–2021

CBoC	BMO	NB FTB	TD Bank	Royal Bank	National Bank	CIBC	Scotia Bank
-3.3	-3.5	-4.3	-5.5	-5.6	-5.8	-6.3	-8.4

Average -5.5

Source: NB Finance and Treasury Board



NB Employment
(Seasonally adjusted)

Source: Statistics Canada

New Brunswick Economic Outlook

	Budget	Revised
Real GDP	1.2	-4.3
Nominal GDP	3.7	-3.0
Primary Household Income	3.3	1.8
Population	0.6	0.4
Labour Force	0.3	-1.5
Employment	0.3	-3.3
Unemployment Rate (%)	8.0	9.7
Consumer Price Index	1.9	1.0

Sources: Statistics Canada, NB Finance and Treasury Board
% change unless otherwise indicated

Based on data available as of May 14, 2020

Economic Update

• In a baseline scenario which assumes that the pandemic fades in the second half of 2020 and containment efforts can be gradually unwound, the International Monetary Fund (IMF) reports that global output will contract by 3.0% in 2020. Should the outbreak and efforts to contain it extend further into the year, global growth could fall by an additional three percentage points.

• At the same time, the global economy is projected to grow by 5.8% in 2021 as economic activity normalizes, helped by policy support. The risks for more severe outcomes, however, are substantial.

• According to the IMF, U.S. real Gross Domestic Product (GDP) is expected to decline by 5.9% in 2020 with growth rebounding in 2021 by 4.7%.

• Under the high degree of uncertainty, the Bank of Canada did not release an official forecast and determined that it is more appropriate to consider a range of possible outcomes, estimating that the Canadian economy shrank by between 1% and 3% in the first quarter and is projected to fall by between 15% and 30% in the second quarter of 2020.

• With restrictions beginning to ease, but a return to pre-COVID levels of economic activity not anticipated until a vaccine becomes available, the Department of Finance and Treasury Board estimates that real GDP growth will be -4.3% for 2020. This compares to the average real GDP forecast among private sector forecasters of -5.5%.

• A staged reopening of the New Brunswick economy will limit the depth of any further deterioration in the Finance and Treasury Board forecast. However, any meaningful recovery will remain heavily dependent on the pace of recovery among New Brunswick's trading partners.

• When compared to other jurisdictions, New Brunswick's economy is expected to be less affected by the pandemic than Canada as a whole. This is reflective of a greater reliance on the public sector, less reliance on the oil and gas sector, and a less severe pandemic impact in New Brunswick relative to other provinces.

- New Brunswick lost more than 34,400 jobs in April and the unemployment rate increased from 8.8% in March to 13.2% in April – the highest rate since December 1993. This brings the two-month employment decline to nearly 50,000 jobs.

- Given the decline in employment and an only modest near-term recovery expected, employment is expected to fall by 3.3% in 2020, with the unemployment rate averaging 9.7% for the year.

- Income growth is expected to slow to 1.8% this year, with the decline limited by increased government transfers.

- Merchandise exports fell by 23.7% in March year over year, with 8 of 12 categories reporting declines, representing nearly 70% of total exports. Forestry products and building and packaging materials bucked the prevailing trend, reporting an increase of 4.5% for the month.

- Population growth is expected to slow as recent population gains offset natural declines (births minus deaths), while net migration is assumed to be zero as border restrictions limit population movement.

- Consumer inflation in the province is expected to average 1.0% for the year, as declines in energy prices are expected to offset increased food prices.

TABLE 7
NEW BRUNSWICK ECONOMIC INDICATORS
(as of 14-May-2020)

Indicators	2019	2020	% Change	Reference period from January to:
		Year-to-date		
Labour force (x 1,000)	380.0	371.3	-2.3%	April
Employment (x 1,000)	344.3	331.8	-3.6%	April
Unemployment (x 1,000)	35.8	39.5	10.3%	April
Participation Rate (%)	60.4	58.5	…	April
Employment Rate (%)	54.7	52.2	…	April
Unemployment Rate (%)	9.4	10.6	…	April
Average weekly earnings ($)	920.54	958.89	4.2%	February
Retail trade ($M)	1,734.1	1,874.7	8.1%	February
Consumer Price Index (2002=100)	134.9	137.2	1.7%	March
Housing starts (units)	140	256	82.9%	March
Investment in residential building construction ($M)	185.6	117.6	-36.6%	February
Investment in non-residential building construction ($M)	154.2	149.3	-3.2%	February
Manufacturing sales ($M)	3,970.1	3,854.5	-2.9%	March
International exports ($M)	2,852.7	2,835.1	-0.6%	March

… Not applicable
Source: Statistics Canada